

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2020

Charles H. R. Bracken
Executive Vice President and Chief Financial Officer
Liberty Global plc
Griffin House
161 Hammersmith Rd
London, United Kingdom W6 8BS

> **Re: Liberty Global plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 13, 2020**
> **Form 10-Q for the Quarter Ended March 31, 2020**
> **Filed May 6, 2020**
> **Form 8-K Filed May 6, 2020**
> **File No. 001-35961**

Dear Mr. Bracken:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of OperationsLo
Loss from Continuing Operations, page II-24

1. We note that you refer to aggregate Adjusted OIBDA hereunder and consolidated Adjusted OIBDA on page II-27. We further note in your press releases filed under Item 2.02 of your Forms 8-K, that Adjusted OIBDA (which you rename as OCF in such 8-Ks) is a "meaningful measure because it represents a transparent view of your recurring operating performance that is unaffected by your capital structure" and is "useful to investors because it is one of the bases for comparing your performance with the

performance of other companies in the same or similar industries." Outside of the segment footnote, please identify consolidated adjusted OIBDA as a non-GAAP measure. In addition, in future filings please provide the required reconciliation and disclosures required pursuant to Item 10(e)(i) of Regulation S-K.

If you also use Adjusted OIBDA as a liquidity measure, as suggested by its alternate titling as OCF (an acronym for operating cash flow), and as referenced on page II-28 (Operating Activities), please additionally reconcile to net cash provided by operating activities, which would be its most comparable GAAP liquidity measure.

Form 10-Q for the Quarter Ended March 31, 2020

Note 16. Commitments and Contingencies, page 36

2. We note your non-cancellable multi-year commitments which include certain programming and sports rights requiring minimum fees. With a view towards disclosure in future filings, please tell us how cancellation of live sports events may impact the recoverability of the cost of such rights. Additionally, in a separate note to the financial statements, please disclose your basis of accounting for these firm commitments, including but not limited to initial recognition, amortization, and subsequent measurements of sports rights.

Form 8-K Filed May 6, 2020

Liberty Global Reports Q1 2020 Results
Rebase Information, page 8

3. We note on page 8 that the adjustments reflected in your "rebased amounts have not been prepared with a view towards complying with Article 11 of Regulation SX." Merely combining information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by Regulation S-X Article 11, such as your rebased amounts and growth percentages, would generally be inappropriate. Please revise in future filings.

Liberty Global Reports Q1 2020 Results
Glossary - OCF and OCF Margin, page 17

4. We note your disclosure that OCF has the same meaning as the term "Adjusted OIBDA that is referenced in your 10-Q (and in your Form 10-K). Inconsistency in the labeling of a non-GAAP measure is confusing and thus, may be potentially misleading to investors. Refer to Regulation G, Rule 100(b). Please revise in future filings.

Additionally, please identify OCF (or Adjusted OIBDA if renamed as such) and Adjusted Free Cash Flow (page 15) as non-GAAP measures.

We remind you that the company and its management are responsible for the accuracy

Charles H. R. Bracken
Liberty Global plc
July 7, 2020
Page 3

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology